Exhibit 4

                  Business Consultant Contract
                  ----------------------------

This agreement dated April 20th, 2004, is made By and Between North American Liability Group, Inc., whose address is Wachovia Bank Building 2929 East Commercial Boulevard, Suite 610, Ft. Lauderdale, Florida USA 33308, referred to as "Company", AND Terry Hunter whose address is P.O. Box N-7250 Nassau, Bahamas, referred to as "Consultant."

1. Consultation Services. The company hereby employs the consultant to perform the following services in accordance with the terms and conditions set forth in this agreement: The consultant will consult with the officers and employees of the company concerning matters relating to the management and organization of the company, their financial policies, the terms and conditions of employment, and generally any matter arising out of the business affairs of the company.

2. Terms of Agreement. This agreement will begin April 20, 2004 for a term of five years and will be reviewed annually. Either party may cancel this agreement on thirty (30) days notice to the other party in writing, by certified mail or personal delivery.

3. Time Devoted by Consultant. It is anticipated the consultant will spend approximately 2 to 5 hours per day in fulfilling its obligations under this contract. The particular amount of time may vary from day to day or week to week. However, the consultant shall devote a minimum of 43 hours per month to its duties in accordance with this agreement.

4. Place Where Services Will Be Rendered. The consultant will perform most services in accordance with this contract by telephone, facsimile and email. In addition the consultant will perform services as required and at such other places as designated by the company to perform these services in accordance with this agreement.

5. Payment to Consultant. The consultant will be paid at the rate of US$20,000.00 per month for work performed in accordance with this agreement plus expenses incurred namely, Travel, Accommodation, Entertainment Communication. However, the consultant will be paid at least US$20,000.00 per month regardless of the amount of time spent in accordance with this agreement. The consultant will submit an itemized statement setting forth the services rendered, and the company will pay the consultant the amounts due as indicated by statements submitted by the consultant within ten (10) days of receipt or as agreed upon by the parties hereto.

6. Independent Contractor. Both the company and the consultant agree that the consultant will act as an independent contractor in the performance of its duties under this contract. Accordingly, the consultant shall be responsible for payment of all taxes including Federal, State and local taxes arising out of the consultant's activities in accordance with this contract, including by way of illustration but not limitation, Federal and State income tax, Social Security tax, Unemployment Insurance taxes, and any other taxes or business license fee as required.

7. Confidential Information. The consultant agrees that any information received by the consultant during any furtherance of the consultant's obligations in accordance with this contract, which concerns the personal, financial or other affairs of the


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company will be treated by the consultant in full confidence  and
will   not   be   revealed  to  any  other  persons,   firms   or
organizations.

8. Employment of Others. The company may from time to time request that the consultant arrange for the services of others. All costs to the consultant for those services will be paid by the company but in no event shall the consultant employ others without the prior authorization of the company.

9. Signatures. Both the company and the consultant agree to the above contract.


Witnessed by:

COMPANY
North American Liability Group Inc.


/s/Bradley Wilson
-----------------------------
By:  Bradley Wilson President




CONSULTANT


/s/ Terry Hunter
-----------------------------
Terry Hunter


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